Oakridge



Building a Foundation for Growth

2002 Annual Report

Who We Are

Headquartered in Wichita Falls, Texas, Oakridge Energy was incorporated in 1969 and for the past 30 years has been engaged in the exploration, development, production and sale of oil and gas primarily in Texas. We also own gravel deposits located in Colorado, from which we receive lease and royalty income.

Several years ago we recognized the tremendous real estate development potential of our land in Durango, Colorado, and we believe the greatest opportunities for the future growth of our company and significant increases in shareholder value will come from the development of our Durango property.



The cover photographs on our 2002 Annual Report show aerial views of Ewing Mesa at Durango, Colorado, the site of our proposed 1,100-acre mixed-use real estate development known as Oakridge at Durango.

"Our goal for Oakridge at Durango is simple:

VISION

The Intermountain West has been cited as the single fastest growing region of the country for more than a decade. The area's breathtaking natural beauty, unparalleled quality of life and economic viability have fueled an influx of new people and created an unprecedented demand for top quality urban planning, high-end live/work environments and a preference for an active, outdoor lifestyle. Durango, the largest city in southwestern Colorado, is the location of our proposed master planned development, called Oakridge at Durango.

Sited on 1,100 acres atop a beautiful mesa overlooking the city of Durango, minutes from downtown, Oakridge at Durango offers breathtaking 360-degree views, a proposed 27-hole golf course and a "New Urban" style work/live/play environment knitted together by hiking trails, bike paths, parks, open space, pedestrian walkways and neighborhood squares. The project offers numerous residential, medical, office and light commercial development opportunities.

Our goal for Oakridge at Durango is simple: to maximize shareholder value by doing what's right for the community and what's right for the land. We intend for this project to be a WIN-WIN opportunity for our shareowners and for the community of Durango.

Oakridge
AT DURANGO
Experience The Good Life.



Open Space
R-3
R-5
R-8
Aerial Tramway
Resort and Spa
Hotel
Hospital
Medical Office
Proposed Reservoir
Offices
Park
Church
Multi Family
Proposed Trail
Resort
Highway 3
U.S. Highway 550/160
Eighth Street
City of Durango
Gateway Drive
33

This map is a concept plan only, not a recorded plat, and the boundaries and other information hereon are subject to change at any time without notice. Map is not to scale.

TO OUR SHAREHOLDERS

It is with great pleasure that I report to you on the highlights of the past year for your company.

Fiscal 2002 was a pivotal year for Oakridge Energy. Your company made excellent progress toward the goal of developing our valuable real estate property in Durango, Colorado. And while things don't always proceed as fast as we might like, a solid foundation was built for our company's future growth.



Open Space
School
Business & Daycare
Sports Field
Multi Family
Park
Multi
Family
R-8
Proposed Trail
Open Space
R-5
RIVER
Mall
PARK

First, our planned real estate development, Oakridge at Durango, has been well received by the community of Durango. This community support is crucial and invaluable. It reflects the community's recognition of the superior location of our property with respect to the city of Durango, the quality of our prospective development and our WIN-WIN approach to doing business.

During the past year, area residents expressed their opinions at workshops regarding future growth, and all groups concurred that our 1,100-acre property is the preferred location to accommodate the bulk of future development in the community of Durango.

Further, the City Council, Planning Commission and Comprehensive Plan Update Steering Committee held a combined workshop regarding potential growth scenarios and by consensus recommended extensive residential development of 1,200 to 2,300 dwelling units on our acreage. This includes a mix of uses and dwelling types that will enhance the aesthetics and value of the property once it is fully developed.

Our efforts to locate a regional hospital and medical campus, Mercy Medical Center, on our property have taken a positive turn. Mercy received approval from Catholic Health Initiatives, Mercy's parent organization, to place $76 million in its 2003-2006 budget for construction of a new hospital in Durango, and on May 31, 2002, Oakridge at Durango was named as one of the three preferred sites for it. Mercy will conduct further due diligence before a final decision is made.

It is expected that the city's planning department will delay approval of the Area Plan, which includes your company's property, until Mercy has made the final site selection for its new hospital. Once the Area Plan is adopted, an annexation impact report is required to address the physical analysis of the annexation issue.

In the event that Mercy does select the Oakridge at Durango site to relocate its new hospital, the medical park will become the first phase that we will develop on the property.

Costs for first phase infrastructure to the hospital site are estimated to be in excess of $5.0 million, plus from $1.0 million to $2.0 million to construct a secondary access road. We expect that the proceeds from Mercy's purchase of the hospital site and cash on hand will be sufficient to fund the construction of all infrastructure to the medical park. If additional funds are required, we expect to use either bank financing or proceeds from sales of additional sites within the medical park for medical office buildings to doctors and others who desire to locate adjacent to the hospital. Proceeds from the sales of these sites should be sufficient to cover the cost of additional infrastructure to these sites and to provide additional revenues for the Company.

In the event that Mercy does not choose Oakridge at Durango for its hospital relocation site, infrastructure costs for our first phase may require bank financing in addition to cash on hand, or we may elect to sell portions of the land for development by others, or both.

The other assets of Oakridge include our oil and gas and gravel segments. While our current focus is on developing our real estate assets in Durango, these other business segments continue to generate cash flow.

For fiscal 2002, our revenues were $1.2 million, compared to $1.9 million for fiscal 2001. Net loss for fiscal 2002 was $288,000, or ($0.06) per share, compared to net income of $238,000, or $0.05 per share for fiscal 2001. Our balance sheet remains very strong. At year-end (February 28, 2002), we reported $9.3 million in total assets and $3.4 million in cash. Total liabilities were $731,000. This compares to $9.6 million total assets, $3.3 million in cash, and total liabilities of $733,000 at year-end 2001.

Please note that we carry the Oakridge at Durango property on our balance sheet at a value of $2.8 million. The potential market value of this property as a real estate asset as described in this annual report and outlined in our 20-year Conceptual Plan, filed with the city annexation application, will significantly change as the property is developed and its value increases.

Thank you for the continued support and interest shown throughout the year. We look forward to updating you on our progress. Please feel free to call me directly with any questions.

Very truly yours,

Sandra Pautsky

Sandra Pautsky
President
June 10, 2002

WHITLEY PENN

CPAs AND PROFESSIONAL CONSULTANTS

Partners

Larry G. Autrey, P.C.

Felix J. Lozano III, P.C.

David L. Neal, P.C.

James C. Penn, P.C.

Thomas J. Rein, P.C.

Mark A. Topel, P.C.

J. Alan White, P.C.

B. Glen Whitley, P.C.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Oakridge Energy, Inc.

We have audited the accompanying balance sheets of Oakridge Energy, Inc. (the "Company") as of February 28, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Energy, Inc. as of February 28, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Whitley Penn

Fort Worth, Texas
April 19, 2002

Fort Worth: 1701 River Run Road, Suite 507 • Fort Worth, Texas 76107 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 877-3036
Mid-Cities: 860 West Airport Freeway, Suite 601 • Hurst, Texas 76054 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 656-4013

www.wpcpa.com

OAKRIDGE ENERGY, INC.

BALANCE SHEETS

	February 28, 2002	February 28, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 3,424,261	$ 3,337,950
Trade accounts receivable	79,296	186,463
Federal income taxes receivable	321,739	87,249
Investment securities available for sale	239,304	203,604
Deferred income taxes	-	194,103
Prepaid expenses and other	17,062	16,331
Total current assets	4,081,662	4,025,700
Oil and gas properties, at cost, using the successful efforts method of accounting:		
Proved developed properties	6,641,165	6,650,025
Less accumulated depletion and depreciation	5,858,985	5,508,910
	782,180	1,141,115
Unproved properties	219,876	217,302
Net oil and gas properties	1,002,056	1,358,417
Coal and gravel properties, at cost:		
Undeveloped properties	5,850,424	5,850,424
Mining and service equipment	2,461,783	2,461,783
	8,312,207	8,312,207
Less accumulated depletion and depreciation	8,005,561	7,990,861
Net coal and gravel properties	306,646	321,346
Other property and equipment, net of accumulated depreciation of $353,192 in 2002 and $351,822 in 2001	135,199	122,094
Real estate held for development	2,839,668	2,797,323
Other non-current assets	886,858	947,111
Total assets	$ 9,252,089	$ 9,571,991

See accompanying notes.

OAKRIDGE ENERGY, INC.

BALANCE SHEETS *(continued)*

	February 28, 2002	February 28, 2001
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 78,178	$ 46,706
Accrued expenses	85,621	84,409
Deferred income taxes	13,682	-
Total current liabilities	177,481	131,115
Reserve for reclamation costs	409,430	413,000
Deferred income taxes	144,545	188,400
Commitment and contingencies	-	-
Total liabilities	731,456	732,515
Stockholders' equity:		
Common stock, par value $.04 per share, 20,000,000 shares authorized, 10,157,803 shares issued	406,312	406,312
Additional paid-in capital	805,092	805,092
Retained earnings	17,000,873	17,288,964
Accumulated other comprehensive gain (loss) - unrealized gain (loss) on investment securities, net of income taxes	23,242	(63,910)
	18,235,519	18,436,458
Less treasury stock, at cost; 5,739,096 shares in 2002 and 5,694,180 shares in 2001	9,714,886	9,596,982
Total stockholders' equity	8,520,633	8,839,476
Total liabilities and stockholders' equity	$ 9,252,089	$ 9,571,991

See accompanying notes.

OAKRIDGE ENERGY, INC.

STATEMENTS OF OPERATIONS

	Year Ended February 28, 2002	2001
Revenues:		
Oil and gas	$ 1,108,448	$ 1,841,727
Gravel	83,585	76,000
	1,192,033	1,917,727
Operating expenses:		
Oil and gas:		
Depletion and depreciation	337,708	307,642
Lease operating	650,710	648,589
Lease impairment	14,095	314,533
Exploration costs	23,867	3,289
	1,026,380	1,274,053
Coal and gravel	57,113	65,913
Real estate development	42,707	23,837
General and administrative	444,917	451,419
Total operating expenses	1,571,117	1,815,222
Income (loss) from operations	(379,084)	102,505
Other income (expenses):		
Interest income and other, net	(12,342)	250,595
Gains on sales of oil and gas properties	3,681	17,384
Total other income (expenses)	(8,661)	267,979
Income (loss) before income taxes	(387,745)	370,484
Income tax expense (benefit)	(99,654)	132,029
Net income (loss)	$ (288,091)	$ 238,455
Basic and diluted earnings (loss) per common share	$ (0.06)	$ 0.05
Weighted average shares outstanding	4,440,284	4,479,177

See accompanying notes.

OAKRIDGE ENERGY, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended February 28, 2002 and 2001

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive gain (loss)	Treasury stock	Total	Comprehensive income (loss)
Balance at March 1, 2000	$ 406,312	$ 805,092	$ 17,050,509	$ (131,372)	$ (9,468,475)	$ 8,662,066	
Purchases of treasury stock	-	-	-	-	(128,507)	(128,507)	
Net income	-	-	238,455	-	-	238,455	238,455
Change in unrealized gain (loss) on investment securities, net of income taxes	-	-	-	67,462	-	67,462	67,462
Comprehensive income for year							$ 305,917
Balance at February 28, 2001	406,312	805,092	17,288,964	(63,910)	(9,596,982)	8,839,476	
Purchases of treasury stock	-	-	-	-	(117,904)	(117,904)	
Net loss	-	-	(288,091)	-	-	(288,091)	(288,091)
Change in unrealized gain (loss) on investment securities, net of income taxes	-	-	-	87,152	-	87,152	87,152
Comprehensive loss for year							$ (200,939)
Balance at February 28, 2002	$ 406,312	$ 805,092	$ 17,000,873	$ 23,242	$ (9,714,886)	$ 8,520,633	

See accompanying notes.

OAKRIDGE ENERGY, INC.

STATEMENTS OF CASH FLOWS

	Year Ended February 28, 2002	2001
Operating Activities		
Net income (loss)	$ (288,091)	$ 238,455
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depletion and depreciation	379,085	367,855
Gain on sales of oil and gas properties	(3,681)	(17,384)
Gain on sales of property and equipment	(2,000)	(128,046)
Loss on sales and redemptions of investment securities	102,570	9,170
Loss on investments in limited partnership	65,253	78,764
Abandoned leaseholds	4,127	3,289
Oil and gas lease impairment	14,095	314,533
Deferred income taxes	112,812	116,262
Changes in operating assets and liabilities:		
Trade accounts receivable	107,167	10,373
Federal income taxes receivable	(234,490)	64,383
Prepaid expenses and other	(731)	859
Accounts payable and accrued expenses	32,684	(35,790)
Reserve for reclamation costs	(3,570)	-
Net cash provided by operating activities	285,230	1,022,723
Investing Activities		
Additions to oil and gas properties	(4,139)	(461,799)
Additions to real estate held for development	(56,663)	(51,876)
Additions to other property and equipment	(25,464)	(1,185)
Proceeds from sales and redemptions of investment securities	-	139,431
Proceeds from sales of oil and gas properties	8,251	21,640
Proceeds from sales of property and equipment	2,000	129,066
Principal payments on notes receivable	-	10,914
Investments in limited partnerships	(5,000)	(15,000)
Net cash used in investing activities	(81,015)	(228,809)
Financing Activity		
Purchases of treasury stock	(117,904)	(128,507)
Net increase in cash and cash equivalents	86,311	665,407
Cash and cash equivalents at beginning of year	3,337,950	2,672,543
Cash and cash equivalents at end of year	$ 3,424,261	$ 3,337,950

See accompanying notes.

OAKRIDGE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

February 28, 2002

A. Nature of Business

Oakridge Energy, Inc. (the "Company") is engaged in the exploration for and development, production and sale of oil and gas primarily in Texas. It also receives lease and royalty income from gravel deposits in Colorado and holds certain real estate in Colorado for development.

The Company is a Utah corporation incorporated in 1969. The Company's executive offices are located in Wichita Falls, Texas.

B. Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Statement of Cash Flows

Cash equivalents of approximately $2,805,000 and $2,717,000 at February 28, 2002 and 2001, respectively, consisted of interest-bearing cash deposits. The Company considers all cash and highly liquid investments with original maturities of three months or less to be cash equivalents.

Supplemental disclosure of cash flow information:

	2002	2001
Interest paid	$ -	$ -
Income taxes paid	$ 19,178	$ 23,792

The changes in the unrealized gain (loss) on investment securities, net of the related income tax effects, of approximately $87,000 and $67,000 for the years ended February 28, 2002 and 2001, respectively, are non-cash transactions for purposes of the cash flow statements.

Investment Securities

Investment securities consist of a certificate of deposit with a bank, corporate notes and equity securities. The Company's investments are classified at the time of purchase into one of three categories as follows:

- Held to Maturity Securities - Debt securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost, adjusted for the amortization or accretion of premiums and discounts.

B. Significant Accounting Policies - continued

Investment Securities - continued

- Trading Securities - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are reported at fair value, with unrealized gains and losses included in earnings.

- Available for Sale Securities - Debt and equity securities not classified as either held to maturity securities or trading securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of tax effects).

The Company did not have any securities classified as held to maturity or trading as of February 28, 2002 and 2001.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed to be other than temporary results in a reduction of the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. No impairment charges were recorded during 2002 or 2001. Dividend and interest income are recognized when earned. Gains and losses on securities sold are computed under the specific identification method.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Geological and geophysical costs, costs to drill exploratory wells that do not find proved reserves, and non-producing leasehold abandonments are expensed as incurred.

Unproved oil and gas properties are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties are depleted and depreciated by the units-of-production method based on proved oil and gas reserves as estimated by an independent petroleum reservoir engineering firm.

Upon sale or retirement of a proved property, the cost and related accumulated depletion and depreciation are eliminated from the property accounts, and any resulting gain or loss is recognized.

Coal and Gravel Properties

Costs attributable to the acquisition and development of coal and gravel properties are capitalized, while costs incurred to maintain the properties are expensed. Undeveloped coal and gravel properties, which are individually significant, are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing properties are depleted on a property-by-property basis using the units-of-production method.

B. Significant Accounting Policies - continued

Coal and Gravel Properties - continued

In 1994, the Company recorded an impairment allowance for substantially all the carrying value of the undeveloped coal properties and related assets. The Company also has a reserve approximating $409,000 and $413,000 at February 28, 2002 and 2001, respectively, for estimated costs associated with the reclamation of the property surrounding and including the Company's coal mining operations. The reserve is based on an outside engineer's estimate and is included as a long-term liability in the accompanying balance sheets.

Depreciation on mining and service equipment is calculated using accelerated and straight-line methods over the estimated useful lives of the assets. Upon sale or abandonment, the cost of the equipment and related accumulated depreciation are removed from the accounts and any gains or losses thereon are recognized.

Other Property and Equipment

Depreciation on other property and equipment is calculated using accelerated and straight-line methods over the estimated useful lives of the assets. Upon sale or abandonment, the cost of the equipment and related accumulated depreciation are removed from the accounts and any gains or losses thereon are recognized.

Real Estate Held for Development

Real estate held for development is carried at cost, which does not exceed net realizable value. Real estate development and construction costs directly identifiable with such property are capitalized.

Impairment of Long-Lived Assets

The carrying value of property and equipment is periodically evaluated under the provisions of Statement of Financial Accounting Standard ("SFAS") No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.*" SFAS No. 121 requires long-lived assets and certain identifiable intangibles to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that an asset's estimated future net cash flows will not be sufficient to recover its carrying amount, an impairment loss must be recorded to reduce the carrying amount to its estimated fair value.

Under SFAS No. 121, the Company evaluates impairment of proved oil and gas properties on a field-by-field basis. On this basis, certain fields may be impaired because they are not expected to recover their entire carrying value from future net cash flows. During 2002 and 2001, the Company recorded impairment losses of approximately $14,000 and $315,000, respectively, related to its proved oil and gas properties. The fair values of the impaired proved oil and gas properties were determined by using the present value of expected future cash flows. If estimated future cash flows are not achieved with respect to certain fields, further write-downs may be required.

B. Significant Accounting Policies - continued

Trade Accounts Receivable

The Company performs ongoing credit evaluations of its customers' financial condition and extends credit to virtually all of its customers. Credit losses to date have not been significant and have been within management's expectations. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of non-performance.

Investment in Partnerships

The Company uses the equity method of accounting for investments in partnerships where the Company has the ability to exercise significant influence over such entities. Investments in partnerships of approximately $70,000 and $131,000 at February 28, 2002 and 2001, respectively, are included in other non-current assets in the accompanying balance sheets. The Company recognized losses pertaining to its interests in partnerships of approximately $65,000 and $79,000 for the years ended February 28, 2002 and 2001, respectively, which are included in interest income and other, net in the accompanying statements of operations.

Revenue Recognition

The Company recognizes revenue as oil and gas are produced based on contracted or estimated sales prices. Estimated revenue is subject to adjustments based on final settlement. Such adjustments are reflected in revenue when received.

Income Taxes

Deferred income taxes are determined using the liability method in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Earnings Per Common Share

Basic earnings per share is calculated by dividing net income (loss) (available to common stockholders) by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if accounts or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then

B. Significant Accounting Policies - continued

Earnings Per Common Share - continued

shared in the earnings of the Company. For the years and quarters presented herein, basic and diluted earnings (loss) per share are the same.

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, "*Disclosures About Fair Value of Financial Instruments*," the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash equivalents, accounts receivable and accounts payable approximate their carrying amounts due to the relatively short maturity of their instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Comprehensive Income

The Company reports comprehensive income in accordance with the provisions of SFAS No. 130, *"Reporting Comprehensive Income."* SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss) and net unrealized gains (losses) on securities and is presented in the statements of stockholders' equity. SFAS No. 130 requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations.

Impact of Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* which is required to be adopted in years beginning after June 15, 2001. SFAS No. 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company adopted SFAS No. 133 in the first quarter of fiscal 2002; however, the adoption of this statement has had no significant effect on the operations or financial position of the Company.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

C. Investment Securities

The amortized cost and fair values of investment securities available for sale as of February 28, 2002 and 2001 are as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 202,430	$ 36,874	$ -	$ 239,304

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 305,000	$ -	$ (101,396)	$ 203,604

D. Income Taxes

The Company's income tax expense (benefit) attributable to income (loss) from continuing operations consists of the following:

	Current	Deferred	Total
Year ended February 28, 2002:			
U.S. Federal	$ (233,702)	$ 109,428	$ (124,274)
State and local	21,236	3,384	24,620
	$ (212,466)	$ 112,812	$ (99,654)

	Current	Deferred	Total
Year ended February 28, 2001:			
U.S. Federal	$ -	$ 108,980	$ 108,980
State and local	19,558	3,491	23,049
	$ 19,558	$ 112,471	$ 132,029

D. Income Taxes - continued

Income tax expense (benefit) for the years presented differs from the "expected" federal income tax benefit for those years, computed by applying the statutory U.S. Federal corporate tax rate of 34% to pretax income (loss), as a result of the following:

	2002	2001
Computed "expected" tax expense (benefit)	$ (131,833)	$ 125,965
State and local income taxes, net of federal income tax benefit	16,250	15,212
Other, primarily revision of prior year provision estimate	15,929	(9,148)
	$ (99,654)	$ 132,029

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 28, 2002 and 2001 are presented below:

	2002	2001
Deferred tax assets:		
Unrealized loss on investment securities available for sale	$ -	$ 194,103
Alternative minimum tax credit carryforward	96,904	96,039
Reserve for reclamation costs	151,366	152,686
Capital losses carryforward	-	28,715
	248,270	471,543
Deferred tax liabilities:		
Oil and gas properties and other property and equipment, principally due to depletion and depreciation	(332,591)	(405,548)
Coal properties, principally due to differences in depletion	(60,274)	(60,292)
Unrealized gain on investment securities available for sale	(13,632)	-
	(406,497)	(465,840)
Net deferred tax asset (liability)	$ (158,227)	$ 11,406
Included in the balance sheet as:		
Deferred income taxes, current	$ (13,632)	$ 194,103
Deferred income taxes, non-current	(144,595)	(188,400)
Net deferred tax asset (liability)	$ (158,227)	$ 5,703

D. Income Taxes - continued

Based on the future reversal of existing taxable temporary differences and future earnings expectations, management of the Company believes it is more likely than not that deferred tax assets will be realized or settled, and accordingly, no valuation allowance has been recorded. At February 28, 2002, the Company has an alternative minimum tax credit carryforward of approximately $97,000, which has no expiration date and is available to reduce the Company's future taxable income.

E. Segment Information and Major Customers

The following information is presented in accordance with SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information."* The Company is engaged in oil and gas, coal and gravel activities and real estate development. The Company has identified such segments based on management responsibility and the nature of the Company's products, services and costs. There are no major distinctions in geographical areas served as all operations are in the United States. The Company measures segment profit (loss) as income (loss) from operations. Total assets are those assets controlled by each reportable segment. The following table sets forth certain information about each segment's financial information for the years ended February 28, 2002 and 2001:

	2002	2001
Business segment revenue:		
Oil and gas	$ 1,108,448	$ 1,841,727
Gravel	83,585	76,000
	$ 1,192,033	$ 1,917,727
Business segment profit (loss):		
Oil and gas	$ 82,068	$ 567,674
Coal and gravel	26,472	10,087
Real estate development	(42,707)	(23,837)
General corporate	(444,917)	(451,419)
Income (loss) from operations	(379,084)	102,505
Interest income and other, net	(12,342)	250,595
Gain (loss) on sales of oil and gas properties	3,681	17,384
Income (loss) before income taxes	$ (387,745)	$ 370,484

E. **Segment Information and Major Customers - continued**

	2002	2001
Business segment assets:		
Depreciation, depletion and amortization:		
Oil and gas	$ 337,708	$ 307,642
Coal and gravel	14,700	15,515
Real estate development	14,318	14,651
General corporate	12,359	30,047
	$ 379,085	$ 367,855
Capital expenditures:		
Oil and gas	$ 4,139	$ 461,799
Real estate development	56,663	51,876
General corporate	25,464	1,185
	$ 86,266	$ 514,860
Total assets:		
Oil and gas	$ 4,815,249	$ 5,411,122
Coal and gravel	306,646	321,346
Real estate development	2,839,668	2,797,323
General corporate	1,290,526	1,042,200
	$ 9,252,089	$ 9,571,991

Oil sales to two customers, which accounted for more than 10% of the Company's total oil sales, approximated $633,000 (73%) and $146,000 (17%), respectively, for the year ended February 28, 2002. One customer accounted for approximately $1,133,000 (81%) of the Company's total oil sales for the year ended February 28, 2001. Gas sales to a customer, which accounted for more than 10% of the Company's total gas sales, aggregated approximately $137,000 (76%) and $264,000 (73%) in 2002 and 2001, respectively. Lease operating payments primarily made to a principal operator on its oil and gas producing properties approximated $415,000 and $792,000 in 2002 and 2001, respectively.

F. **Related Party Transactions**

In the normal course of business, the Company owns interests in various oil and gas properties in which certain stockholders and affiliates also own interests.

G. Commitments and Contingencies

The Company is subject to certain claims and litigation arising in the normal course of business. In the opinion of management, the outcome of such matters will not have a materially adverse effect on the results of operations or financial position of the Company.

As of February 28, 2002 and 2001, the Company has pledged interest-bearing cash deposits approximating $817,000 to secure letters of credit in favor of the Colorado Bureau of Land Management for state requirements regarding land reclamation based on future operations with respect to coal and gravel properties. These pledged cash deposits are included in other non-current assets in the accompanying balance sheets.

H. Quarterly Operating Results (Unaudited)

Quarterly results of operations for 2002 and 2001 were as follows:

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenues	$ 388,263	$ 330,254	$ 273,147	$ 200,369	$ 1,192,033
Income (loss) from operations	(60,338)	(23,806)	(49,843)	(245,097)	(379,084)
Net income (loss)	(3,089)	13,222	(7,238)	(290,986)	(288,091)
Basic and diluted earnings (loss) per common share	.00	.00	.00	(.06)	(.06)

During the fourth quarter of fiscal 2002, the Company recorded an adjustment of approximately $194,000 (before income taxes) to record depreciation and depletion on oil and gas properties (approximately $144,000 recorded for the first three quarters of fiscal 2002), primarily due to lower reserve levels determined as of year end by an independent petroleum reservoir engineering firm.

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenues	$ 455,851	$ 496,953	$ 512,882	$ 452,041	$ 1,917,727
Income (loss) from operations	57,111	116,663	185,251	(256,520)	102,505
Net income (loss)	160,272	62,025	152,778	(136,620)	238,455
Basic and diluted earnings (loss) per common share	.04	.01	.03	(.03)	.05

During the fourth quarter of fiscal 2001, the Company recorded an adjustment of approximately $315,000 (before income taxes) to record impairment losses related to its proved oil and gas properties in accordance with SFAS No. 121.

The following tables set forth supplementary disclosures for oil and gas producing activities in accordance with SFAS No. 69, "*Disclosures About Oil and Gas Producing Activities*".

Costs Incurred

A summary of costs incurred in oil and gas property acquisition, development, and exploration activities (both capitalized and charged to expense) for the years ended February 28, 2002 and 2001 follows:

	2002	2001
Acquisition of unproved properties	$ 4,139	$ 20,710
Development costs	$ -	$ 314,937
Exploration costs	$ 23,867	$ 3,289

Results of Operations for Producing Activities

The following table presents the results of operations for the Company's oil and gas producing activities for the years ended February 28, 2002 and 2001:

	2002	2001
Revenues	$ 1,108,448	$ 1,841,727
Production costs	(650,710)	(648,589)
Depletion, depreciation, and valuation provisions	(351,803)	(622,175)
Exploration costs	(23,867)	(3,289)
	82,068	567,674
Income tax expense	27,903	193,009
Results of operations for producing activities (excluding corporate overhead and interest costs)	$ 54,165	$ 374,665

Reserve Quantity Information

The following table presents the Company's estimate of its proved oil and gas reserves all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of reserves related to new discoveries are more imprecise than those for producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared with the assistance of an independent petroleum reservoir engineering firm. Oil reserves, which include condensate and natural gas liquids, are stated in barrels and gas reserves are stated in thousands of cubic feet.

Reserve Quantity Information - continued

	Oil (Bbls.)	Gas (MCF)
Proved developed and undeveloped reserves:		
Balance at March 1, 2000	742,997	386,711
Revisions of previous estimates	(1,999)	(24,805)
Extensions and discoveries	1,792	-
Production	(47,011)	(79,824)
Balance at February 28, 2001	695,779	282,082
Revisions of previous estimates	28,625	48,651
Extensions and discoveries	-	-
Production	(36,271)	(65,258)
Balance at February 28, 2002	688,133	265,475
Proved developed reserves:		
February 29, 2000	295,360	386,711
February 28, 2001	192,227	282,082
February 28, 2002	134,931	265,475

Standardized Measure of Discounted Future Net Cash Flow
and Changes Therein Relating to Proved Oil and Gas Reserves

The following table, which presents a standardized measure of discounted future cash flows and changes therein relating to proved oil and gas reserves, is presented pursuant to SFAS No. 69. In computing this data, assumptions other than those required by the Financial Accounting Standards Board could produce different results. Accordingly, the data should not be construed as being representative of the fair market value of the Company's proved oil and gas reserves.

Future cash inflows were computed by applying existing contract and year-end prices of oil and gas relating to the Company's proved reserves to the estimated year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual arrangements in existence at year end. Future development and production costs were computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs. Future income tax expenses were computed by applying the year-end statutory tax rate, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company's proved oil and gas reserves. The standardized measure of discounted future cash flows at

OAKRIDGE ENERGY, INC.

SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED) *(continued)*

Standardized Measure of Discounted Future Net Cash Flow
and Changes Therein Relating to Proved Oil and Gas Reserves - continued

February 28, 2002 and 2001, which represent the present value of estimated future cash flows using a discount rate of 10% a year, follows:

	2002	2001
Future cash inflows	$ 13,617,067	$ 21,229,558
Future production and development costs	(5,160,595)	(5,548,733)
Future income tax expenses	(1,166,999)	(2,127,562)
Future net cash flows	7,289,473	13,553,263
10% annual discount for estimated timing of cash flows	(1,989,613)	(3,627,273)
Standardized measure of discounted future net cash flows	$ 5,299,860	$ 9,925,990

Beginning of year	$ 9,925,990	$ 8,373,530
Sales of oil and gas, net of production costs	(457,738)	(1,193,138)
Extensions, discoveries, and improved recoveries, less related costs	295,654	270,994
Accretion of discount	992,599	837,353
Net change in sales and transfer prices, net of production costs	(4,210,958)	2,405,901
Changes in estimated future development costs	-	(24,570)
Net change in income taxes	1,799,551	(742,498)
Changes in production rates (timing and other)	(2,984,306)	37,281
Revisions of previous quantities	(60,932)	(38,863)
End of year	$ 5,299,860	$ 9,925,990

DESCRIPTION OF BUSINESS

Oakridge Energy, Inc. (the "Company") is engaged in the exploration for and development, production and sale of oil and gas primarily in Texas. It also receives lease and royalty income from gravel deposits in Colorado and holds certain real estate in Colorado for development.

The Company is a Utah corporation incorporated in 1969. The Company's executive offices are located at 4613 Jacksboro Highway, Wichita Falls, Texas 76302. The Company's telephone number is (940) 322-4772.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes.

Results of Operations

The Company had a net loss of $288,091 ($.06 per share) in the fiscal year ended February 28, 2002 compared to net income of $238,455 ($.05 per share) during the fiscal year ended February 28, 2001. As was the case in each of the quarterly periods throughout fiscal 2002, significantly lower oil and gas revenues were primarily responsible for the net loss. Other income (expense) was a small expense item in fiscal 2002, compared to an approximate $268,000 income item in fiscal 2001, and this reduction in income also contributed to the fiscal 2002result. Oil and gas revenues decreased approximately $733,300 (39.8%) in the fiscal year ended February 28, 2002 due to the continued decline in the Company's oil and gas production sales volumes and significant reductions in the Company's average oil and gas prices received during the year as oil and gas prices nationwide retreated materially from prior year levels. Workovers performed in the North Texas area during the first part of fiscal year 2002 did, however, result in an oil production increase in this area during the last half of the fiscal year. Fees in the amount of $39,000 received by the Company in each of fiscal 2001 and 2002 for serving as operator of most of the North Texas area properties are included in oil and gas revenues.

Oil revenues declined 38.2% from approximately $1,407,400 in the fiscal year ended February 28, 2001 to approximately $870,300 in the fiscal year ended February 28, 2002 as oil sales production levels fell from approximately 47,000 barrels to approximately 37,100 barrels (-21.0%) and the Company's average oil price received dropped from approximately $29.96 per barrel to approximately $23.46 per barrel (-21.7%). Gas revenues decreased 49.7% to approximately $181,600 in fiscal 2002 from approximately $360,700 in fiscal 2001 reflecting an approximate 22,900 MCF decline in gas sales production volume (-29.9%) and a $1.33 per MCF reduction in the Company's average gas price received ($4.72 per MCF in fiscal 2001 vs. $3.39 per MCF in fiscal 2002). The declines in the Company's average oil and gas prices received that occurred during fiscal 2002 took away a good portion of the gains in such prices achieved in fiscal 2001 but at least did not return the Company to the dismal price levels of fiscal 2000. Non-material amounts of natural gas liquids revenues and sales volumes for both fiscal years are excluded from the foregoing discussion.

Revenues from the Company's principal property in Madison County, Texas tracked overall results for fiscal 2002, decreasing approximately $561,300 (42.9%) due to lower average oil and gas prices received and lower production sales volumes. In the fourth quarter of fiscal 2002, the decline in revenues from this property was at a higher rate (-56.4%). The Madison County, Texas property has been fully developed for over two years, and the Company expects overall production from the property to continue to decline in fiscal 2003 until the contemplated secondary recovery project on the property is implemented. At February 28, 2002, the Company's independent petroleum engineers estimated proven undeveloped oil reserves attributable to a secondary recovery project on the property to be 553,202 barrels, an increase of 49,650 barrels (9.9%) from the prior year's estimate. Although the project had been approved for some time by the operator, the Company and the other working interest owners, it was held up in fiscal 2002 pending approval from the final royalty owners. Final royalty owner approval has now been obtained and once approval of the project by the Texas Railroad Commission has been secured (estimated to take 120 days); the project can be commenced by the operator. Although the Company is counting on production from the proposed waterflood to reverse the decline in oil revenues from this property, it is unlikely that this will occur in fiscal 2003 due to the time necessary to install the waterflood and the lag time between the initiation of water injection and the obtaining of results therefrom. In addition, it should again be emphasized that there can be no assurance that the secondary recovery project will be successful.

The Company currently has two sources of gravel revenues. One is from the Company's surface lease with Four Corners which mines the Company's gravel reserves, and the other is the royalty the Company receives from Four Corners' gravel sales. Revenues from the Company's gravel operations increased approximately $7,600 (10.0%) in the fiscal year ended February 28, 2002 due to an increase in the rentals received by the Company from its surface lease which went into effect at the start of the fiscal year. Notwithstanding significant increases in the Company's royalty income that occurred in each of the last two quarters of fiscal 2002 after the area which Four Corners could mine was expanded by approximately 9.9 acres, royalty income for the full year was down approximately $2,400 (5.3%). The Company expects its royalty income to rise in fiscal 2003 due to an increase in the royalty rate to be paid to it by Four Corners for tonnage mined from the new acreage from $.35 to $.64 per ton provided for in the oral extension of Four Corners' gravel mining contract and a continuation of the increase in the rock tonnage being mined by Four Corners which was first seen in the last half of fiscal 2002. Gravel income will also be helped by a new road usage fee of $.27 per ton to be paid by Four Corners to the Company pursuant to the extension. The Company has agreed to reduce the amount of rentals paid under the surface lease to the pre-fiscal 2002 level and to give Four Corners a credit against the new royalty to be paid by it to the Company for the additional $10,000 in surface lease rentals paid by Four Corners in fiscal 2002. The Company had no coal revenues in either fiscal 2001 or 2002.

The expenses of the Company's oil and gas operations decreased approximately $247,700 (19.4%) in the fiscal year ended February 28, 2002 as a result of an approximate $300,400 reduction in lease impairment expenses as all other categories of such expenses increased marginally. In fiscal 2001, the Company incurred approximately $314,500 in lease impairment expense with respect to the Arp Oil Unit #2 well in Smith County, Texas when the reserves obtained did not fully support the expense incurred. The only lease impairment expense incurred by the Company in fiscal 2002 was a further charge of approximately $14,100 with respect to the Arp Oil Unit #1 and #2 wells.

Oil and gas depletion and depreciation expense increased approximately $30,100 (9.8%) in the fiscal year ended February 28, 2002 primarily due to an approximate $58,200 increase in such expense with respect to the Madison County, Texas property for the fiscal year, all of which increase was booked in the last quarter of the fiscal year after the Company received its independent petroleum engineers' estimate of the proven developed reserves for the property at February 28, 2002. The reduction in the engineers' reserve estimate for the property at February 28, 2002, as compared to their February 28, 2001 estimate, combined with the lower production levels from the property in fiscal 2002 as compared to fiscal 2001, resulted in the Company's incurring an approximate $195,600 "make up" charge for depletion and depreciation expense during the fourth quarter of fiscal 2002 for the Madison County, Texas property. The Company incurred only approximately $84,600 of depletion and depreciation expense for the Madison County, Texas property in the fourth quarter of fiscal 2001, notwithstanding that production levels from the property were significantly higher from the property during that quarter than in the fiscal 2002 fourth quarter. The effect of the $195,600 fourth quarter charge was to cause Company-wide oil and gas depletion and depreciation expense to increase from approximately $307,600 in fiscal 2001 to approximately $337,700 in fiscal 2002.

Lease operating expense (which also includes repairs to the Company's workover rig, engineering expense and production and ad valorem taxes) increased by a small amount ($2,100, +.3%) in fiscal 2002 as a significant decrease in production taxes approximately equaled the total of the increases incurred in the other categories of such expense. Production taxes decreased approximately $35,200 (40.2%) during fiscal 2002 due to the Company's lower sales production volumes during the year. Normal recurring operating expense rose approximately $16,600 (3.3%) in fiscal 2002 primarily due to an approximate $28,600 increase in such expense in the North Texas area as a result of well workovers performed during the first part of the fiscal year. Operating expense for the Madison County, Texas property declined approximately $8,600 (2.3%). The Company also incurred approximately $13,000 of expense to repair its workover rig in fiscal 2002 as compared to none in the prior year. Engineering expense was only slightly higher in the fiscal year ended February 28, 2002 than in the prior year, but ad valorem taxes increased approximately $7,400 (59.7%) due to accruals during the year being based upon the taxing authorities' evaluations of the Company's oil and gas properties as of January 1, 2001 when oil and gas prices were higher than on the evaluation date used for the prior fiscal year. The Company anticipates that ad valorem taxes for the fiscal year ending February 28, 2003 should be reduced from the fiscal 2002 level based upon the lower oil and gas prices in effect on the January 1, 2002 evaluation date.

Exploration costs, which consisted of abandoned and expired leasehold expense and dry hole costs in fiscal 2001 and 2002, increased approximately $20,600 in the fiscal year ended February 28, 2002 primarily due to approximately $19,700 expended by the Company with respect to its interest in an exploratory well dry hole drilled in Wilbarger County, Texas during the year as abandoned and expired leasehold expense increased only marginally.

The expenses of the Company's coal and gravel operations fell approximately $8,800 (13.4%) during the fiscal year ended February 28, 2002 as declines in most categories of such expense more than offset the expense of obtaining in the third quarter of the year a required updated engineering report with respect to the sediment pond located on the site of the Company's former coal operations that has not yet been reclaimed.

Real estate development expense increased approximately $18,900 (79.2%) during fiscal 2002 as compared to the prior fiscal year. Legal fees incurred by the Company in its negotiations with Mercy for it to acquire a portion of the Company's proposed "Oakridge at Durango" planned real estate development at Durango, Colorado for a new Hospital site, expenses incurred with respect to seeking regulatory "area plan" and annexation approvals for the development, location maintenance expenses and expenses related to preparing and printing a brochure to be used to identify and market the proposed development were responsible for the rise in real estate development expense. Real estate development expense should increase in fiscal 2003 as the Company moves forward with the planned Durango development.

General and administrative expenses decreased approximately $6,500 (1.4%) in the fiscal year ended February 28, 2002. A $17,700 decline in general depreciation expense resulting from the full depreciation in prior fiscal years of a number of miscellaneous assets coupled with smaller decreases in auditing and governmental reporting expenses more than overcame increases in accountant consulting fees, travel expense related to the Company's Colorado operations, general legal expense and shareholder reporting expense.

Other income (expense) changed from an approximate $268,000 income item in fiscal 2001 to an approximate $8,700 expense item in fiscal 2002, a swing of approximately $276,700. The interest income and other, net component was responsible for approximately $262,900 of the change, and the gains on the sale of oil and gas properties component was responsible for the remainder of the change. Interest and dividend income alone decreased approximately $57,600 (27.4%) during fiscal 2002 due to the effect of lower rates. During fiscal 2001, the Company had other, net income of approximately $40,100 resulting from the sale of surplus coal equipment and a right of way from a portion of the Company's Colorado land that more than covered the loss during that year from the Company's investment in a limited partnership which markets the gas produced from the Madison County, Texas property. In fiscal 2002, other, net was an approximate $165,200 expense item resulting from an equity security loss of approximately $102,600 and a loss on the Company's investment in the limited partnership of approximately $65,300. In fiscal 2001, the Company had an approximate $13,100 gain primarily from the sale of one North Texas area well and equipment from a Madison County, Texas well that was plugged and abandoned, but the Company had only a minimal level of gain from the sale of oil and gas properties in fiscal 2002.

The Company's provision for income tax expense in fiscal 2001 and income tax benefit in fiscal 2002 was respectively higher and lower than what would be expected to be the case if such provision was computed by applying the U.S. Federal corporate tax rate of 34% to pretax income in fiscal 2001 and loss in fiscal 2002 as the result of the effect of state and local income taxes and revisions of prior year provision estimates.

The Company's weighted average shares outstanding decreased approximately .9% in the fiscal year ended February 28, 2002 due to the purchase of approximately 44,900 shares made by the Company from non-affiliates during the year.

Financial Condition and Liquidity

During fiscal 2002, the Company's activity level and expenditures continued to be tightly controlled. As was the case in each quarterly period throughout the fiscal year, the Company's operating activities funded its investing and financing activities resulting in an approximate $86,300 increase in cash and cash equivalents at February 28, 2002. The Company's operating activities contributed approximately $285,200 in funds despite the substantial decline in oil and gas revenues that occurred during the year. The Company's investing activities used approximately $81,000 in funds as limited proceeds from the sale of oil and gas properties and property and equipment (approximately $10,300) were not sufficient to offset additions to oil and gas properties, real estate held for development and other property and equipment and additional investments in limited partnerships totaling $91,300. The Company's financing activities (entirely purchases of the Company's common stock) used approximately $117,900 in funds. At February 28, 2002, the Company had no indebtedness and cash, cash equivalents and investment securities available for sale aggregated approximately $3,663,600.

Based on its belief that oil and gas prices in fiscal 2003 will not fall below fiscal 2002 levels, the Company expects to fund its contemplated operations during fiscal 2003 and any purchases of the Company's stock that it makes from its cash and cash equivalents, sales of all or a portion of its investment securities available for sale and any cash flow from its oil and gas properties. The Company anticipates that the cash flow from its oil and gas properties in fiscal 2003 will be below that which resulted in fiscal 2002, even if product prices are stable, due to the planned institution of a secondary recovery project on the Madison County, Texas property in the latter part of the year which will reduce revenues from the property during the installation period. The Company may also benefit from the release of at least a portion of the Company's $817,000 coal mine reclamation bond to the State of Colorado as reclamation work is completed by Four Corners for the Company.

Depending on the successful resolution of various factors (such as whether and when the Company's site is selected by Mercy to build the new Hospital in Durango, Colorado and necessary governmental approvals can be obtained) the Company may need to secure substantial financing, possibly by as early as the latter part of fiscal 2003 or the first part of fiscal 2004, to be able to proceed in a reasonable manner with its Colorado real estate development. To obtain such financing, the Company will likely explore possible sales of the Company's equity securities in the public markets or obtaining bank borrowings. The Company will also explore selling portions of the property to other companies who would develop specific portions of the property. There can be no assurances that any of these financing options will be available to the Company when needed.

Forward-Looking Statements

Certain information included in this Annual Report on Form 10-KSB and other materials filed by the Company with the Securities and Exchange Commission ("SEC") contain forward-looking statements relating to the Company's operations and the oil and gas industry. Such forward-looking statements are based on management's current projections and estimates and are identified by words such as "expects," "intends," "plans," "believes," "estimates," "anticipates" and similar words. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from what is expressed in such forward-looking statements.

Among the factors that could cause actual results to differ materially are crude oil and natural gas price fluctuations, failure to achieve expected production from existing and future exploration and development projects (including particularly the planned secondary recovery project on the Madison County, Texas property), higher than estimated coal reclamation costs and delays with respect to, or failure to obtain, governmental permits and approvals necessary to proceed with real estate development, failure of the Company's site to be selected as the site for the construction of the new Hospital, or, if selected, the inability of the Company to be able to negotiate and enter into a land sale contract with Mercy containing mutually acceptable terms. In addition, these forward-looking statements may be affected by general domestic and international economic and political conditions.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock, $.04 par value, is traded in the over-the-counter market. The following table shows the range of bid quotations for the common stock during the two fiscal years ended February 28, 2002 by quarters. Such quotations were furnished to the Company by the National Quotation Bureau, LLC and were supplied by The National Association of Securities Dealers ("NASD") through the NASD OTC Bulletin Board, the NASD's automated system for reporting NON-NASDAQ quotes and the National Quotation Bureau's Pink Sheets. The quotations represent prices between dealers and do not include retail markups, markdowns or commissions and do not necessarily represent actual transactions.

Period	High	Low
Fiscal Year Ended February 28, 2001:		
Quarter Ended May 31, 2000	$ 3.00	$ 2.25
Quarter Ended August 31, 2000	2.50	2.25
Quarter Ended November 30, 2000	2.25	2.25
Quarter Ended February 28, 2001	2.63	2.13
Fiscal Year Ended February 28, 2002:		
Quarter Ended May 31, 2001	$ 2.63	$ 2.13
Quarter Ended August 31, 2001	2.63	2.05
Quarter Ended November 30, 2001	2.63	2.25
Quarter Ended February 28, 2002	2.64	2.25

As of May 16, 2002, the approximate number of holders of record of the common stock of the Company was 469.

The Company did not pay any dividends during the two fiscal years ended February 28, 2002. There are currently no restrictions upon the Company's ability to pay dividends; however, the Company does not anticipate paying any dividends in fiscal 2003.

The Company did not make any sales of its equity securities during the two fiscal years ended February 28, 2002.

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Corporate Information

Upon written request, Oakridge Energy, Inc. will furnish, without charge to any shareholder, a copy of the company's annual report on Form 10-KSB for the year ended February 28, 2002. Requests should be directed to the President.

Executive Offices

Oakridge Energy, Inc.
4613 Jacksboro Highway
Wichita Falls, Texas 76302
Tel: 940-322-4772
Fax: 940-322-9452

Executive Officers

Sandra Pautsky
President
Secretary-Treasurer

Danny Crocker
Vice President
Asst. Secretary-Treasurer

Carol Cooper
Chief Accounting Officer

Directors

Sandra Pautsky
Danny Crocker
Randy Camp

Securities Counsel

Sherrill, Crosnoe & Goff
A Professional Corporation
2301 Kell Boulevard, Suite 200
P.O. Drawer 97511
Wichita Falls, Texas 76307

Transfer Agent

Stock Transfer Company of America, Inc.
18170 Hillcrest Road, Suite 100
Dallas, Texas 75252
Tel: 972-612-6744
Fax: 972-596-0027

OTC BB: OAKR



Oakridge Energy, Inc.

4613 Jacksboro Highway

Wichita Falls, Texas 76302

Tel: 940-322-4772

Fax: 940-322-9452